Exhibit 99.1

COMAMTECH INC.

Comamtech Inc. Announces 2010 Year-end Results

Montreal, Canada, March 29, 2011 - Comamtech Inc., (the “Company”), (OTCBB: COMT), today reported its audited financial results for the year ended December 31, 2010.  Unless otherwise stated, all figures in this release are in US dollars.

The financial statements include and reflect the operations of its subsidiary, Copernic Inc. (“Copernic”), before the reorganization and until the date of its disposal by the Company on November 4, 2010.  Following this transaction, the Company became a "public shell" company with no operating business and will remain so until completion of the arrangement (the “Arrangement”) with DecisionPoint System Inc. (“DecisionPoint”) as further described below.

Financial Highlights

▪
The Company sold Copernic for an amount of $6.01 million. The net book value of this investment was $4.91 million, resulting in a gain on disposal of its operating subsidiary in the amount of $1.10 million.

▪
The value of the Shareholders’ equity is $8.25 million as of December 31, 2010 comprised mainly of cash ($4.27 million), a convertible debenture ($2.73 million) and a balance of sale of receivables ($1.57 million).

Recent Highlights

▪
On August 25, 2010 Copernic and N. Harris Computer Corporation (“Harris”), a wholly-owned subsidiary of Constellation Software Inc., jointly announced that they had entered into a definitive arrangement agreement (“Harris Plan of Arrangement”) with Comamtech under which Copernic would ultimately be acquired and taken private by Harris. On October 25, 2010, at Copernic’s Annual General Meeting and Special Shareholders’ Meeting, the shareholders approved the proposed transaction.  On November 1, 2010, the Ontario Superior Court of Justice granted a final order approving the Harris Plan of Arrangement.  Following that, the Harris Plan of Arrangement closed on November 5, 2010, and the shareholders of Copernic became shareholders of Comamtech through an exchange of shares on a 1:1 basis resulting in Copernic becoming a wholly-owned subsidiary of Comamtech.  Comamtech retained certain non-operating assets of Copernic having a book value of $2,896,961.  This acquisition was accounted for at book values using continuity-of-interest method of accounting..  Consequently, the number presented for the current year include those of Copernic’s prior to the Harris Plan of Arrangement and the comparatives were those included in Copernic’s audited consolidated financial statements as previously issued.

▪
On October 20, 2010, Comamtech and its wholly-owned subsidiary 2259736 Ontario Inc.(“MergerCo”) has entered into an arrangement agreement with DecisionPoint, whereby Comamtech would acquire (through MergerCo) all the outstanding shares of DecisionPoint in a reverse take-over.The Arrangement will be completed by way of a plan of arrangement under Section 182 of the Business Corporations Act and provides for the amalgamation of DecisionPoint with MergerCo. In consideration for the amalgamation, shareholders of DecisionPoint will exchange all of their shares of DecisionPoint into common shares of Comamtech, except that DecisionPoint shareholders holding its preferred shares will exchange such shares for preferred shares of Comamtech, which in turn, shall be convertible into common shares of Comamtech. On March 2, 2011, at the Company’s Special Meeting of Shareholders, the shareholders approved the proposed transaction.  On March 23, 2011, the Company announced that it had adjourned the request for final order and entered into a second amendment to the Arrangement including an amended plan of arrangement. The amendments to the Arrangement require a new special meeting of the shareholders of Comamtech to approve the revised plan of arrangement.

About Comamtech Inc.

Comamtech Inc. (OTCBB: COMT) is the successor to Copernic Inc. which was sold to N. Harris Computer Corporation on November 4, 2010.

Forward Looking Statements

Forward Looking Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual outcomes to differ materially from plans, projections, expectations and other anticipated results. Some of these risks and uncertainties are detailed in the Company's filings with the U.S. Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims an intent or obligation to update any description of the scope, focus or subject matter of the forward-looking statements or any other matters contained in this press release except as otherwise required by law.

FOR MORE INFORMATION CONTACT:

Comamtech Inc.
Marc Ferland, President and Chief Executive Officer
Telephone: 418-653-1555
Email: mferland@comamtech.com

Comamtech Inc.
Condensed Consolidated Balance Sheets
As at December 31, 2010 and 2009
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	2010	2009
	$	$
Assets

Current assets
Cash	4,265,488	465,949
Temporary investments	-	3,504,930
Accounts receivable	63,537	256,110
Income taxes receivable	-	337,802
Balance of sale receivable	-	655,131
Prepaid expenses	21,783	118,149
Other assets	2,993,274	-
	7,344,082	5,338,071
Balance of sale receivable	-	3,694,060

Property and equipment	-	115,110

Intangible assets	-	202,597

Goodwill	-	3,362,003

Other assets	1,567,751	-
	8,911,833	12,711,841
Liabilities

Current liabilities
Accounts payable and accrued liabilities	666,679	1,010,140
Deferred revenue	-	103,668
Deferred rent	-	1,534
Current portion of obligations under capital leases	-	50,630
	666,679	1,165,972
Obligations under capital leases	-	7,906

Future income taxes	-	45,146
Shareholders’ Equity
Capital stock
Authorized
Unlimited number of common shares, no par value
Issued and outstanding
2,097,861 (2,091,437 as at December 31, 2009) common shares	96,567,321	96,556,485
Contributed Surplus	5,931,048	5,853,737

Accumulated other comprehensive income	561,137	561,137

Accumulated deficit	(94,814,352)	(91,478,542)
	8,245,154	11,492,817
	8,911,833	12,711,841

Comamtech Inc.
Condensed Consolidated Statements of Operations
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months ended		For the three months ended
	December 31,		December 31,
	2010	2009	2010	2009
	$	$	$	$

Revenues	1,261,759	1,653,026	181,794	372,943

Cost of revenues	25,393	62,304	2,988	7,136

Gross Margin	1,236,366	1,590,722	178,806	365,807

Expenses
Marketing, sales and services	403,073	625,243	30,625	193,312
General and administration	3,373,805	2,329,947	1,048,088	566,536
Product development and technical support	649,000	1,125,102	12,609	271,085
Amortization of property and equipment	52,703	117,909	7,329	30,834
Amortization of intangible assets	69,871	720,729	11,427	182,335
Gain on disposal of property and equipment	(3,746)	-	(919)	-
Gain on disposal of intangible assets	(9,960)	-	-	-
Write-downs of long-lived assets	-	10,924	-	10,924
Restructuring charges	-	33,677	-	13,053
Interest and other income	(331,062)	(333,979)	(106,801)	(149,272)
Gain on disposal of an investment	-	(169,239)	-	-
Gain on disposal of its operating subsidiary	(1,109,736)	-	(1,109,736)	-
Loss (gain) on foreign exchange	48,601	70,772	(976)	23,643
	3,142,549	4,531,085	(108,354)	1,142,450

Earning (loss) from continuing operations before income taxes and discontinued operations	(1,906,183)	(2,940,363)	287,160	(776,643)

Current income taxes	9,877	1,498	9,877	-
Future income taxes	(15,709)	(656,347)	(2,856)	(60,067)
(Recovery of) income taxes	(5,832)	(654,849)	7,021	(60,067)
Net income (Loss) from continuing operations before discontinued operations	(1,900,351)	(2,285,514)	280,139	(716,576)

Net income (loss) from discontinued operations	(1,435,459)	4,399,406	19,904	14,295

Net income (loss) for the year	(3,335,810)	2,113,892	300,043	(702,281)
Basic and diluted loss / share - continuing operations	(0.91)	(1.09)	0.13	(0.34)
Basic and diluted earnings / share - discontinued operations	(0.68)	2.10	0.01	0.01
Basic and diluted net loss / share	(1.59)	1.01	0.14	(0.34)

Comamtech Inc.
Condensed Consolidated Statements of Cash Flows
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)
	For the twelve months		For the three months
	ended		ended
	December 31,		December 31,
	2010	2009	2010	2009
	$	$	$	$
Cash flows from (used for)
Operating activities
Loss from continuing operations	(1,900,351)	(2,285,514)	280,139	(716,576)
Adjustments for
Amortization of property and equipment	52,703	117,909	7,329	30,834
Amortization of intangible assets	69,871	720,729	11,427	182,335
Employee stock-based compensation	77,311	106,709	385	21,991
Gain on disposal of property and equipment	(3,746)	-	(3,746)	-
Gain on disposal of intangible	(9,960)	-	-	-
Write-down of goodwill	-	-	-	-
Write-down of intangible assets	-	1,462	-	1,462
Write-down of property and equipment	-	9,462	-	9,462
Gain on disposal of an investment	-	(169,239)	-	-
Gain on disposal of its operating subsidiary	(1,109,736)	-	(1,109,736)	-
Future income taxes	(15,709)	(656,347)	(2,856)	(60,067)
Accreted interest on balance of sale receivable	(217,603)	(200,823)	-	(74,730)
Accreted interest on other assets	(107,335)	-	(107,335)	-
Unrealized loss (gain) on foreign exchange	-	10,529	(542)	2,027
Net change in non-cash working capital items	53,382	130,297	203,444	(48,642)
Cash used for operating activities from continuing operations	(3,111,174)	(2,214,826)	(721,491)	(651,904)
Cash provided by discontinued operations	2,828	1,051,219	19,904	(18,104)
Cash used for operations	(3,108,346)	(1,163,607)	(701,587)	(670,008)

Investing activities
Increase in other assets	(263,957)	-	(198,320)	-
Proceeds on the disposal of an investment	-	169,239	-	-
Proceeds on the disposal of its operating subsidiary, net of cash	3,199,800	-	3,199,800	-
Proceeds on the disposal of an intangible	9,960	-	-	-
Proceeds on the disposal of property and equipment	3,746	-	3,746	-
Purchase of intangible assets	(2,098)	(14,373)	-	(11,149)
Purchase of property and equipment	(3,357)	(30,627)	-	(1,730)
Net decrease in temporary investments	-	3,005,227	-	-
Cash provided by (used for) contiuning operations	2,944,094	3,129,466	3,005,226	(12,879)
Cash used in discontinued operations	493,507	(579)	-	229,090
Cash provided from (used for) investing activities	3,437,601	3,128,887	3,005,226	216,211

Financing activities
Issuance of capital stock	10,836	-	1,703	-
Repayment of obligations under capital leases	(45,482)	(62,106)	(201)	(17,641)
Cash provided from (used for) financing activities	(34,646)	(62,106)	1,502	(17,641)
Net change in cash and cash equivalents during the year	294,609	1,903,174	2,305,141	(471,438)
Cash and cash equivalents – Beginning of the year	3,970,879	2,067,705	1,960,347	4,442,317
Cash and cash equivalents – End of year	4,265,488	3,970,879	4,265,488	3,970,879
Cash and cash equivalents comprise:
Cash	4,265,488	465,949	4,265,488	465,949
Temporary investments	-	3,504,930	-	3,504,930
Temporary investments with maturity date in excess of 3 months from date of issuance	-	-	-	-
	4,265,488	3,970,879	4,265,488	3,970,879

Comamtech Inc.
Condensed Consolidated Statements of Cash Flows
(expressed in U.S. dollars and in accordance with generally accepted accounting principles in Canada)

	For the twelve months		For the three months
	ended		ended
	December 31,		December 31,
	2010	2009	2010	2009
	$	$	$	$
Cash flows from (used for)
Operating activities
Loss from continuing operations	(1,900,351)	(2,285,514)	280,139	(716,576)
Adjustments for
Amortization of property and equipment	52,703	117,909	7,329	30,834
Amortization of intangible assets	69,871	720,729	11,427	182,335
Employee stock-based compensation	77,311	106,709	385	21,991
Gain on disposal of property and equipment	(3,746)	-	(3,746)	-
Gain on disposal of intangible	(9,960)	-	-	-
Write-down of goodwill	-	-	-	-
Write-down of intangible assets	-	1,462	-	1,462
Write-down of property and equipment	-	9,462	-	9,462
Gain on disposal of an investment	-	(169,239)	-	-
Gain on disposal of its operating subsidiary	(1,109,736)	-	(1,109,736)	-
Future income taxes	(15,709)	(656,347)	(2,856)	(60,067)
Accreted interest on balance of sale receivable	(217,603)	(200,823)	-	(74,730)
Accreted interest on other assets	(107,335)	-	(107,335)	-
Unrealized loss (gain) on foreign exchange	-	10,529	(542)	2,027
Net change in non-cash working capital items	53,382	130,297	203,444	(48,642)
Cash used for operating activities from continuing operations	(3,111,174)	(2,214,826)	(721,491)	(651,904)
Cash provided by discontinued operations	2,828	1,051,219	19,904	(18,104)
Cash used for operations	(3,108,346)	(1,163,607)	(701,587)	(670,008)

Investing activities
Increase in other assets	(263,957)	-	(198,320)	-
Proceeds on the disposal of an investment	-	169,239	-	-
Proceeds on the disposal of its operating subsidiary, net of cash	3,199,800	-	3,199,800	-
Proceeds on the disposal of an intangible	9,960	-	-	-
Proceeds on the disposal of property and equipment	3,746	-	3,746	-
Purchase of intangible assets	(2,098)	(14,373)	-	(11,149)
Purchase of property and equipment	(3,357)	(30,627)	-	(1,730)
Net decrease in temporary investments	-	3,005,227	-	-
Cash provided by (used for) contiuning operations	2,944,094	3,129,466	3,005,226	(12,879)
Cash used in discontinued operations	493,507	(579)	-	229,090
Cash provided from (used for) investing activities	3,437,601	3,128,887	3,005,226	216,211

Financing activities
Issuance of capital stock	10,836	-	1,703	-
Repayment of obligations under capital leases	(45,482)	(62,106)	(201)	(17,641)
Cash provided from (used for) financing activities	(34,646)	(62,106)	1,502	(17,641)
Net change in cash and cash equivalents during the year	294,609	1,903,174	2,305,141	(471,438)
Cash and cash equivalents – Beginning of the year	3,970,879	2,067,705	1,960,347	4,442,317
Cash and cash equivalents – End of year	4,265,488	3,970,879	4,265,488	3,970,879
Cash and cash equivalents comprise:
Cash	4,265,488	465,949	4,265,488	465,949
Temporary investments	-	3,504,930	-	3,504,930
Temporary investments with maturity date in excess of 3 months from date of issuance	-	-	-	-
	4,265,488	3,970,879	4,265,488	3,970,879